ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 29 2005 WASH, D.C. 203 SECTION

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

Our ref.: JB/Mtr
Date: 2005-11-21

File No. 82-34817

PROCESSED DEC 05 2005 THOMSON FINANCIAL

Dear Ladies and Gentlemen,

Please find attached the following document that was released to our shareholders:

Type of document	Date of release
Press Release	2005-11-18

05012940

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Pfeil
Assistant Investor Relations

CARL ZEISS MEDITEC

Carl Zeiss Meditec launches comprehensive non-mydriatic fundus camera for image capture and documentation

VISUCAM PRO NM TM provides practitioners with the most accurate imaging without the need for pupil dilation

Dublin, USA/Jena, Germany (November 18, 2005) - Carl Zeiss Meditec, Inc., a leader in ophthalmic devices and systems, today announced the VISUCAM *PRO NM* non-mydriatic fundus camera for retinal imaging was granted 510(k) clearance by the U.S. Food and Drug Administration.

Building on Zeiss' reputation for quality optics and innovation, VISUCAM *PRO NM* enables practitioners to capture high-resolution, digital images of the retina and posterior segment of the eye through the smallest pupil size in the industry (3.3 millimeters compared to the competitors' 3.7 millimeters). This eliminates the need to dilate the pupil prior to testing.

Additionally, the technology captures high-resolution images at 30- and 45-degree field angles allowing for early documentation of such conditions as diabetic retinopathy, age-related macular degeneration (AMD) and glaucoma.

"Zeiss' goal is to provide products that benefit clinicians and patients by improving outcomes, reducing costs and improving the quality of care throughout the ophthalmology industry," said Jim Taylor, president and chief executive officer of Carl Zeiss Meditec, Inc. "The VISUCAM *PRO NM* accomplishes this goal by providing the most advanced fundus imaging available in the industry to document retinal pathology."

Unlike other non-mydriatic fundus cameras on the market, VISUCAM *PRO NM* is an all-in-one unit without the need for external wires or peripheral cameras. The unit includes a 17-inch flat panel monitor, which can be

Press Release

CARL ZEISS MEDITEC

easily rotated for patient education. The industrial-grade internal digital sensor requires no maintenance, keeping the optical path free of dust or other artifacts.

The VISUCAM$^{PRO\ NM}$ is based on Microsoft Windows XP® and is fully networkable, increasing practitioner workflow and efficiency, while allowing for easy export in a variety of formats.

Press Release

CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Co., Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

35 percent of the Carl Zeiss Meditec shares are in freefloat holdings. The remaining 65 percent are held by Carl Zeiss AG, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Public Relations
Kerstin Noessig/Public Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 – 3 35
Fax: +49 (0) 36 41 - 2 20 – 2 82

E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

FisherHealth
Rebecca Macdonald

Phone: +1 (310) 577-7870 ext. 116

E-mail: rmacdonald@fisherhealth.com

Press Release